





Eon Labs

The Pharmacy Drug Company

Annual Report 2002


NDC 0185-0104-01
Lisinopril
Tablets, USP
40 mg
Rx only
Dextroamp
Amphetar
Dextroar
Amphet



The right people. The right products. The right time.

Mission Statement

The employees of Eon Labs are dedicated to develop, manufacture and be first to market with a broad range of affordable multi-source pharmaceutical products to the U.S. healthcare community. Eon's professional team will progressively utilize modern technology and innovative thinking to apply the highest standards throughout our operation and processes.

About Eon Labs

Eon Labs, Inc., one of the nation's largest suppliers of generic pharmaceuticals, is committed to providing high quality, affordable pharmaceuticals. Eon Labs produces a broad range of products in a wide variety of therapeutic categories. Our diverse product line consists of approximately 114 products representing various dosage strengths for 54 drugs.

Financial Highlights

($ in millions, except per share amounts)

	2001	2002	% Growth
Net Sales	165	244	48%
Gross Profit	92	126	36%
Operating Income	38	76	102%
Net Income	16	43	174%
Diluted Earnings per Share	0.49	1.06	116%

Net Sales 2001 v. 2002


250
200
150
100
50
0

Net Income 2001 v. 2002


50
40
30
20
10
0

Letter to Stockholders



Bernhard Hampl, Ph.D.
President and
Chief Executive Officer

Welcome.

I am pleased to report that Eon Labs' first year as a publicly traded company was a very successful one. Our record sales of $244.3 million and record profits of $43.3 million for the year 2002 translated into earnings per share of $1.06 on a fully diluted basis. Sales, profits, and earnings per share represented an increase of 47.6%, 174.0% and 116.3%, respectively, when compared to 2001. The year 2002 marks our fifth consecutive year of double-digit growth, which was achieved solely through organic, internal growth. As in the prior years, our excellent 2002 performance was a result of timely introductions of many important products as they came off patent, lost their exclusivity, or could be otherwise made available as first time generics.

We successfully launched a number of new, significant products in 2002. They included Lisinopril tablets (the generic equivalent to Zestril®) and Lisinopril/HCTZ tablets (Zesteric®), as well as Metformin HCl tablets (Glucophage®), Tramadol HCl tablets (Ultram®) and Amphetamine Combination tablets (Adderall®). Our ability to compete effectively with the largest suppliers on these high-volume generics served to establish Eon Labs as one of the leading generic suppliers in the country. We view it to be our most significant and gratifying achievement in 2002.

We attribute our commercial success to several important factors.

First, this success is the result of the aggressive Research and Development program we have implemented in recent years.

1992 Eon Labs founded 1995 Hexal buys 50% of Eon Labs and brings in new management team 1997 Return to profitability



During 2002, we received marketing authorization on 13 more products, which significantly expanded our product line.

Second, during 2002, we received marketing authorization on 13 more products, which significantly expanded our product line. It is noteworthy that these approvals were granted by the Food and Drug Administration, or FDA, approximately 30% more quickly than the industry average, and that most of the approvals were the first, or among the first, approved generic. This single factor gave us a considerable advantage over our competitors. Add to that our manufacturing capacity and our team's ability to execute multiple market launches at the same time, with great efficiency, and it becomes clear how and why we were able to maximize opportunities in 2002.

Finally, to complete last year's cycle of success, our outstanding sales team expanded the Company's presence in all major distribution channels and established Eon Labs as a valuable and reliable supplier of generic prescription drugs in all major markets. By the end of the year, 21 of Eon Labs' products held the leadership position in their individual groups, and another 14 products held the number two position. Nearly two-thirds of Eon Labs' products are currently positioned either first or second in the market. This is truly an accomplishment, given that many of these products are available from multiple sources, as it is common in our industry. Our sales efforts throughout 2002 were widely recognized. For example, we were named "Vendor of the Year" by the largest wholesaler in the country.

In addition to the initial public offering and the growth of our business through new product introductions, management also focused on maximizing the capability of our manufacturing facility in Wilson, North Carolina. By the end of 2002, this facility produced about 30% of the total capsules and tablets manufactured by Eon Labs. I am also pleased to report that we passed our first GMP inspection in Wilson without any inspectional observations.

In the first quarter of 2002, we completed our new formulation and scale-up facility in our Wilson facility, which has now become Eon Labs' principal R&D site. The combined increase in manufacturing and R&D presence at Wilson resulted in an increase in the number


Eon Labs

In addition to the initial public offering and the growth of our business through new product introductions, management focused on maximizing the capability of our manufacturing facility in Wilson, North Carolina.

of employees to approximately 150 by year-end 2002. We also continue to maintain approximately 280 employees at our headquarters and manufacturing facility in Laurelton, New York.

To support and strengthen our new product effort, in 2002 we filled crucial positions in Business Development and R&D with two industry experts: Dr. Jeffrey S. Bauer now serves as Vice President, Business Development and Dr. Nitin V. Sheth heads our R&D effort. We believe that these important additions will help us better face the challenges that lie ahead, especially by adding resources and expertise in the field of patent challenges. In addition, while still focusing on our in-house R&D program, we will also have the ability to expand our opportunities to collaborate with other companies, thus broadening our product portfolio in new directions, including alternative dosage forms.

The management of Eon Labs is dedicated to comply with all of the rules and regulations regarding Corporate Governance issued by the SEC, as well as NASDAQ. Three independent directors were added to our Board of Directors in 2002. Each has a strong business background, significant financial expertise, and each brings exceptional credentials to the task.

Frank F. Beelitz is currently General Partner of Beelitz & Cie, an investment banking advisory firm. Prior to starting his own firm, Mr. Beelitz served as a Managing Director of Lehman Brothers and headed that firm's German operations.

Douglas M. Karp is Managing Partner at Pacific Partners, LLC, a private equity and advisory firm. Before joining Pacific Partners, Mr. Karp was a Managing Director at E.M. Warburg Pincus & Co., LLC.

Mark R. Patterson is the Chairman of MatlinPatterson Asset Management LLC. Previously, Mr. Patterson served as a Managing Director of Credit Suisse First Boston Corporation,


AmerisourceBergen
Douglas E. Batezel
Chief Procurement Officer
AmerisourceBergen
Corporation
R. David Yost
President and CEO
AmerisourceBergen
Corporation
Kurt J. Hilzinger
Executive Vice President and COO
AmerisourceBergen
Corporation

Our sales efforts throughout 2002 were widely recognized. For example, we were named "Vendor of the Year" by the largest wholesaler in the country.

where he also held the title of Vice Chairman and was a member of the firm's Global Operating Committee.

In conclusion, I would like to express my sincere appreciation to the employees of Eon Labs. Their ability to adapt in our fast-paced business environment is a testament to their motivation and skill. Thanks are also due to our executive staff for managing the Company's successful initial public offering, while at the same time generating the largest sales growth in both dollars and volume in the history of our Company. I also wish to express my gratitude to our Board of Directors. These individuals share Eon Labs' vision, and support our commitment to create a premier generic pharmaceutical company.

Finally, on behalf of the employees and directors of Eon Labs, I wish to express our thanks to our stockholders for their continued support and confidence. We are dedicated to earning that confidence again in 2003, as we continue to add to our product line through internal development, external product cooperations, increased manufacturing and distribution from our Wilson facility and expansion of our corporate structure to maintain our competitive strength. All of these elements, together with favorable industry fundamentals, are targeted to support our above-average performance.



Bernhard Hampl, Ph.D.
President and Chief Executive Officer

Overview of Operations



Lisinopril Tablets, USP
Rx only
100 Tablets
Eon Labs
TraMADOL Hydrochloride Tablets
50 mg
Rx only
100 Tablets
Eon Labs
Dextroamphetamine Saccharate
Amphetamine Aspartate
Dextroamphetamine Sulfate
Amphetamine Sulfate
Tablets
Rx only
100 Tablets
Eon Labs
Nabumetone Tablets
750 mg
Rx only
100 Tablets
Eon Labs
Nizatidine Capsules, USP
300 mg
Rx only
30 Capsules
Eon Labs
Metformin Hydrochloride Tablets
1000 mg
Rx only
100 Tablets
Eon Labs
Lisinopril/ Hydrochlorothiazide Tablets
20 mg/25 mg
Rx only
100 Tablets
Eon Labs
Lisinopril Tablets, USP
10 mg
Rx only
100 Tablets
Eon Labs
Lisinopril Tablets, USP
40 mg
Rx only
100 Tablets
Eon Labs
Dextroamphetamine Saccharate
Amphetamine Aspartate
Dextroamphetamine Sulfate
Amphetamine Sulfate
Tablets
20 mg
Rx only
100 Tablets
Eon Labs
Nizatidine Capsules, USP
150 mg
Rx only
60 Capsules
Eon Labs
Nabumetone Tablets
500 mg
Rx only
100 Tablets
Eon Labs
Lisinopril/ Hydrochlorothiazide Tablets
20 mg/12.5 mg
Rx only
100 Tablets
Eon Labs
Lisinopril Tablets, USP
5 mg
Rx only
100 Tablets
Eon Labs
Lisinopril Tablets, USP
30 mg
Rx only
100 Tablets
Eon Labs
Dextroamphetamine Saccharate
Amphetamine Aspartate
Dextroamphetamine Sulfate
Amphetamine Sulfate
Tablets
10 mg
Rx Only
100 Tablets
Eon Labs
Tizanidine Hydrochloride Tablets
Rx only
150 Tablets
Eon Labs
Lisinopril Tablets, USP
Lisinopril/ Hydrochlorothiazide
Nabumetone Tablets



Eon Labs develops and markets a broad range of multi-source pharmaceuticals, representing high-volume as well as niche products, with a focus on difficult to develop or manufacture drugs. In 2002, this strategy propelled us to new records for sales and profits.

As a string of major pharmaceutical products came off patent or lost their various exclusivities, Eon Labs successfully competed for most of them. As a result, our line grew by a total of 25 products by the end of 2002, securing Eon Labs a strong leadership position in the generic industry.

New Product Introductions

The first quarter introduction of two high-volume products, Metformin HCl and Nabumetone, in three strengths and two strengths, respectively, led off the successful year. Metformin HCl, or generic Glucophage®, is the most frequently used drug for treatment of Type 2 diabetes, which affects approximately 6% of the U.S. population. Nabumetone 500 and 750mg tablets are the equivalent to Relafen®, a well-established drug for the treatment of both rheumatoid- and osteo-arthritis. Eon Labs was the second generic manufacturer to enter the market after winning the patent challenge against the innovator by invalidating its product patent. Our manufacturing capacity allowed us to bring these high-volume products to market quickly.

The successful introduction of these two products was swiftly followed by a stream of six product approvals within a four week period in June and July. Our manufacturing capability became an even more important factor during those months, when we brought Lisinopril and Lisinopril HCTZ, Tramadol HCl, Tizanidine HCl, generic Adderall® tablets, and Nizatidine capsules to market. The timely introduction of Lisinopril and Lisinopril/HCTZ, which have a combined market volume of 2 billion units from nine different strengths, presented its own complexity. We took on the challenge and won solid market share versus multiple competitors.

Eon Labs was only the second manufacturer to introduce generic Adderall®, one of the most frequently prescribed drugs for treatment of Attention Deficit Hyperactivity Disorder,

As a string of major pharmaceutical products came off patent or lost their various exclusivities, Eon Labs successfully competed for most of them.

or ADHD. The challenges here included a difficult-to-source combination of active ingredients and meeting the required approval and certification demands for handling controlled substances. Generic Adderall®, with its various hurdles, represents a typical product selection for Eon Labs, and demonstrates our execution capabilities.

Our focus to be first to market with new generic products, through the timely submission of accurate and complete files, was accomplished in the case of Tizanidine HCl 4mg tablets, (generic Zanaflex®). The approval was granted to us only seven months after our application was submitted. As a result, Eon Labs secured a leading market share position and Tizanidine HCl became one of our most important launches of 2002.



Our line grew by a total of 25 products by the end of 2002, securing Eon Labs a strong leadership position in the generic industry.

Patent Challenges and Legal Defenses

In recent years, brand pharmaceutical companies have increasingly attempted to block the availability of generic alternatives by extending brand exclusivity through legal maneuvering, primarily using patent and Food and Drug Administration, or FDA, laws. To counter this strategy, generic manufacturers are involved in patent challenges and costly litigation. Eon Labs utilizes its R&D expertise in formulations and access to alternate raw materials, either to avoid patent infringement or to invalidate them completely. On this basis, we are dedicated to challenging unjustified brand patents, through Paragraph IV certifications if required, and are prepared to defend the Company against unfounded infringement lawsuits.

This strategy proved effective in invalidating the product patent for Relafen®, which paved the way for the introduction of our generic Nabumetone in 2002. In the case of, Tramadol HCl and Metformin HCl, late-listed patents filed by innovators significantly affected our ability to develop market share leadership, despite receiving regulatory clearance for both products earlier than most of our competitors.

In other legal matters this year, a scheduled trial date in the Cyclosporine patent case between Eon Labs and Novartis, set for September 2002, was cancelled, and the court granted a summary judgment motion in favor of Eon Labs. Novartis has appealed this decision.

With the two facilities working in tandem, Eon Labs' tablet and capsule production increased from 1 billion units in 2001 to 1.5 billion units in 2002.






Sotalol
Hydrochloride
Tablets
Rx only
Eon Labs
KEEP THIS AND ALL MEDICATION OUT OF THE REACH OF CHILDREN
Manufactured by
Eon Labs, Inc.
Laurelton, NY 11413



We are confident concerning the future of our Paragraph IV challenges. As we increasingly initiate challenges to those high-volume products characterized as "blockbuster drugs," we see major sales and profit opportunities for Eon Labs if those challenges are resolved in our favor.

The most significant products in this category include Bupropion ER tablets, (generic Wellbutrin® SR), Gabapentin tablets, (generic Neurontin®), Omeprazole capsules, (generic Prilosec®) and Itraconazole capsules, (generic Sporanox®). While these products cleared all regulatory hurdles, and received tentative (or in the case of Omeprazole, final) approval from the FDA during 2002, the respective court cases are lagging significantly behind and may not be resolved during 2003.

Other products involved in our Paragraph IV challenges are generic Remeron®, Serzone®, Skelaxin®, and one undisclosed product filed in the fourth quarter of 2002. On two of these, the undisclosed product and Serzone® (Nefazodone as generic), Eon Labs has not been sued by the innovator.

Eon Labs also continues to defend itself in various product liability cases filed in connection with its sales of Phentermine products. Though self-funded, the defense costs have been reduced to $3.4 million for 2002, and are expected to be even lower for 2003.

Eon Labs expects to increase the production volume to a total of 2.5 billion units in 2003, which is approximately 50% of our estimated overall annual capacity of 5 billion units.

Manufacturing and Operations

While the 2002 FDA approvals received by Eon Labs offered many opportunities, they also presented a major challenge for Eon Labs' logistics, manufacturing, and related departments. The vastly increased manufacturing volume mandated that we have our manufacturing facility in Wilson, North Carolina fully integrated as quickly as possible.

By early 2002, Eon Labs had received regulatory approval for the Wilson facility, after a successful GMP inspection by the FDA. We then concentrated on transferring high-volume products from our existing product line to Wilson. That, in turn, freed-up the necessary capacities in the Laurelton facility for the introduction of new products.

Over the last three years, Eon Labs' product pipeline has yielded a total of 38 approvals. This performance ranks Eon Labs second among generic suppliers for the period from 2000-2002.



With the two facilities working in tandem, Eon Labs' tablet and capsule production increased from 1 billion units in 2001 to 1.5 billion units in 2002. The Wilson facility contributed about 30% of total production by year-end 2002. Eon Labs expects to increase the production volume to a total of 2.5 billion units in 2003, which is approximately 50% of our estimated overall annual capacity of 5 billion units.

In addition, Eon Labs has purchased additional equipment for the Wilson facility, which will enable it to manufacture a variety of sustained-release products, and has also installed two state-of-the-art transdermal patch manufacturing lines to extend the range of our drug delivery options.



The Company's new R&D Center in its Wilson facility reflects Eon Labs' major commitment to R&D.

Research and Development

In 2002 Eon Labs reaped the benefits of a strong and ongoing commitment to Research and Development, achieving 14 approvals in a single year. Over the last three years, Eon Labs' product pipeline has yielded a total of 38 approvals. This performance ranks Eon Labs second among generic suppliers for the period from 2000-2002.

The Company's new R&D Center in its Wilson facility reflects Eon Labs' major commitment to R&D. Our Wilson facility is now the principal site of our research and development activities, currently consisting of some 40 active projects.

In addition to internal development, we intensified our cooperations with external organizations, including development of other than oral dosage-forms to supplement our product line. Our strategic alliance with Hexal AG, a European pharmaceutical firm, is currently among the most important. Eon Labs and Hexal AG are working together to develop several transdermal patch products, as well as other dosage-form pharmaceuticals.

Conclusion

While 2002 was by all measures a successful year for Eon Labs, we believe that even greater opportunities lie ahead. With our pipeline of blockbuster and niche generics, the manufacturing capacity to accommodate these products, and the skilled workforce necessary to execute our strategic plan, we believe Eon Labs is poised for consistent growth.

We continue to add to our product line through internal development, external product cooperations, increased manufacturing and distribution from our Wilson facility and expansion of our corporate structure to maintain our competitive strength.

Financial Review

Selected Financial Data

The following table sets forth selected historical financial data for Eon Labs, Inc. and Subsidiaries (the "Company") as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 which are derived from the Company's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, its independent certified public accountants. The selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this report.

Prior to the reorganization mergers described below, Santo Holding (Deutschland) GmbH ("Santo") owned 100% of the outstanding capital stock of Hexal Pharmaceuticals, Inc. ("HPI"). Santo is under common control with Hexal AG, the second largest generic pharmaceutical company in Germany. In September 1995, HPI acquired 50% of the Company's capital stock. In December 2000, HPI indirectly acquired the remaining 50% of the Company's capital stock through its acquisition of 100% of the outstanding capital stock of Eon Holdings, Inc. ("EHI"). On May 21, 2002, a reorganization occurred in which EHI merged into HPI, which subsequently merged into the Company.

As a result, Santo owns a majority of the Company's outstanding common stock. This reorganization has been accounted for as a merger of entities under common control and the accounts of the companies have been combined in a manner similar to a pooling of interests effective January 1, 2000. As presented in this report, the term "predecessor company" refers to the Company and its operations for periods prior to January 1, 2000, and does not reflect the reorganization. The term "successor company" is used to describe the Company and its operations for periods beginning January 1, 2000 and reflects the reorganization.

	Years Ended December 31,				
	Successor Company			Predecessor Company	
(dollars in thousands, except per share data)	2002	2001	2000	1999	1998
Consolidated Statements of Income Data					
Net sales	$244,269	$165,443	$119,693	$77,981	$55,787
Cost of sales	118,591	73,312	56,559	39,576	27,782
Gross profit	125,678	92,131	63,134	38,405	28,005
Operating expenses					
Selling, general and administrative					
Amortization of goodwill and other intangibles	3,760	7,120	639	-	-
Deferred stock appreciation rights compensation	-	9,837	6,197	1,626	1,479
Other selling, general and administrative	32,706	25,322	20,890	18,640	8,774
Research and development expenses	13,239	12,224	14,936	10,889	8,755
Total operating expenses	49,705	54,503	42,662	31,155	19,008
Operating income	75,973	37,628	20,472	7,250	8,997
Other income and expense					
Interest income	854	462	1,311	950	849
Interest expense	(3,857)	(9,318)	(1,892)	(60)	(88)
Other income (expense), net	113	44	398	(2)	(28)
Total other income (expense)	(2,890)	(8,812)	(183)	888	733
Income before income taxes	73,083	28,816	20,289	8,138	9,730
Provision for income taxes	29,820	13,025	9,300	3,127	4,058
Net income	$ 43,263	$ 15,791	$ 10,989	$ 5,011	$ 5,672
Per Share Data					
Basic	$ 1.62	$ -	$ -	$ -	$ -
Diluted	$ 1.06	$ 0.49	$ 0.36	$ 0.17	$ 0.19
Weighted average common shares outstanding					
Basic	26,630,789				
Diluted	40,648,533	32,130,729	30,120,000	30,000,000	30,000,000
Other Data					
Cash and investments	$ 87,284	$ 17,624	$ 6,378	$21,095	$17,320
Total assets	329,871	219,402	196,903	58,401	49,565
Long-term debt including current portion	4,530	116,867	123,110	333	635
Total stockholders' equity	258,154	46,991	11,895	43,342	38,331
Net cash provided by (used in)					
Operating activities	$ 28,529	$ 30,032	$ 14,077	$ 5,676	$ 5,418
Investing activities	(33,319)	(4,275)	(87,704)	(1,599)	(2,287)
Financing activities	49,489	(14,511)	58,910	(302)	(273)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the "selected financial data" and the Company's consolidated financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements based on the Company's current expectations, assumptions, estimates and projections.

Forward-Looking Statements

This report contains forward-looking statements. To the extent that any statements made in this report contain information that is not historical, these statements are essentially forward-looking. Generally, these statements can be identified because they use words like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only the Company's current expectations. Although the Company does not make forward-looking statements unless it believes it has a reasonable basis for doing so, it cannot guarantee their accuracy, and actual results may differ materially from those it anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report.

Overview

The Company is a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products primarily in the United States. Sales to customers outside the United States did not exceed 0.2% of the Company's aggregate gross sales for the years 2002, 2001 and 2000. The Company focuses on drugs in a broad range of solid oral dosage forms, utilizing both immediate and sustained release delivery, in tablet, multiple layer tablet, film-coated tablet and capsule forms. The Company does not depend on any single drug or therapeutic category for a majority of its sales. During the past three years, no single product represented more than 10% of the Company's total gross sales except Phentermine HCl, USP and Fluvoxamine Maleate represented 18.7% and 12.4%, respectively, of the Company's total gross sales in 2001 and Phentermine HCl, USP represented 23.9% of the Company's total gross sales in 2000.

Critical Accounting Policies

The Company's critical accounting policies are those policies that are important to the portrayal of its financial condition and results of operations and require management's subjective judgments. As a result, these judgments are subject to an inherent degree of uncertainty. The Company bases its judgments on its experience and various other assumptions that the Company believes to be reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including those related to revenues, returns, inventories, income taxes and litigation. The Company's actual results could differ from these estimates under different assumptions or conditions. The Company believes the following accounting policies to be critical:

Sales are recognized when the products are received by the customer, which represents the point when the risks and rewards of ownership are transferred to the customer. Sales are shown net of discounts, rebates, contract pricing adjustments and returns, which are estimated based on our experience. Discounts, rebates and contract pricing adjustments are recorded as a reduction of sales based on agreed upon terms with the Company's customers at the time of sale. The Company calculates a reserve for discounts and rebates based upon actual sales under such arrangements. Reserves for contract pricing adjustments represent the difference between the prices wholesalers are billed by the Company and the prices billed to their customers to whom the Company has given contract prices. In determining a reserve for contract pricing adjustments, the Company takes into account an estimate of the percentage of product sales subject to such pricing adjustments based on historical trends. Historical trends are adjusted for new product introductions and changes in wholesaler or contract prices.

Shelf stock adjustments are provided following a reduction in the prices of any of the Company's products due to the competitive environment. Such adjustments are credited to the Company's customers based on their on-hand inventory quantities. Reserves are generally established when the Company reduces its prices.

Estimates for returns, which are recorded at the time of sale, relate primarily to returns of expiring products. The Company utilizes historical trends to estimate the amount of products to be returned due to product expiration.

In determining whether liabilities should be recorded for pending litigation claims, the Company must assess the allegations made and the likelihood that it will successfully defend itself. When the Company believes it is probable that it will not prevail in a particular matter, it will then make an estimate of the amount of liability based in part on advice of outside legal counsel.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net sales

Net sales increased 47.6% to $244.3 million in 2002 from $165.4 million in 2001. The net sales increase was attributable primarily to sales of products that were introduced after December 31, 2001. These products include Metformin HCl, Nabumetone, Lisinopril, USP, Lisinopril/HCTZ, Tizanidine HCl, Nizatidine, USP, and a Dextroamphetamine and Amphetamine Mixed Salts product. Other factors impacting sales for the year ended December 31, 2002 included an increase in unit volumes of existing products and changes in product mix and unit prices. The change in product mix and unit prices had an unfavorable impact principally due to a decline in both unit volume and selling prices of Fluvoxamine Maleate and a decline in unit volume of Phentermine HCl, USP. Additional competitive activity caused the decrease in Fluvoxamine Maleate unit volume and price. Phentermine HCl, USP sales in the year ended December 31, 2001 reflected an increase in unit volume from the refilling of distribution channels following a shortage of the product in the market due to the limited availability of the active pharmaceutical ingredient. Also reflected in net sales is royalty income of $3.4 million and $2.8 million for 2002 and 2001, respectively, from an exclusive product distribution and supply agreement.

Gross profit

Gross profit increased by $33.5 million to $125.7 million in 2002 from $92.1 million in 2001. The increase in gross profit was attributed primarily to the introduction of new products, including high volume products. Gross profit as a percentage of net sales decreased to 51.5% in 2002 from 55.7% in 2001. The decrease was primarily due to a decrease in sales and margins for Phentermine HCl, USP and Fluvoxamine Maleate, in 2002, as a result of additional competitive activity. In addition, royalty income from an exclusive product distribution and supply agreement increased gross margin by 0.7% and 0.8% in 2002 and 2001, respectively. Gross profit also reflects royalty expense to Hexal AG of $3.1 million and $3.9 million in 2002 and 2001, respectively, in connection with the Company's sale of Cyclosporine, USP (Modified). The Company's gross profit margins are dependent on several factors, including product sales mix, cost, volume and competitive activity.

Amortization of goodwill and other intangibles

Amortization of goodwill and other intangibles decreased $3.4 million to $3.8 million in 2002 from $7.1 million in 2001. The decrease was the result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which the Company adopted on January 1, 2002. Under SFAS No. 142, goodwill and intangibles with indefinite lives are no longer amortized, but are evaluated annually for impairment. Therefore, the Company is no longer required to amortize its goodwill and workforce intangible assets.

Deferred stock appreciation rights compensation
Deferred stock appreciation rights ("SARs") compensation was $9.8 million in 2001. There were no charges for stock appreciation rights in 2002 because the Company's Stock Appreciation Rights Plan was converted to a Stock Option Plan as of September 30, 2001.

Other selling, general and administrative
Other selling, general and administrative expenses increased $7.4 million to $32.7 million in 2002 from $25.3 million in 2001. As a percentage of sales, other selling, general and administrative expenses decreased 1.9% to 13.4% in 2002 from 15.3% in 2001. The increase was principally due to increases of $2.6 million in compensation costs (which included an $0.8 million increase in deferred compensation), $3.5 million in insurance, $1.3 million in freight and $1.2 million in other expenses, offset by a decrease of $1.2 million in legal expenses. The decrease in legal expenses is the net impact of a decrease in phentermine litigation expenses of $2.8 million offset by an increase of $1.6 million in other legal expenses, principally related to patent challenges.

Research and development
Research and development expenses increased $1.0 million to $13.2 million in 2002 from $12.2 million in 2001. The increase was attributable to an increase of $2.4 million related to generic drug development offset by a decrease of $1.4 million related to certain basic research contracts unrelated to the Company's business that were transferred in March 2002 to an unrelated entity. The increase in generic drug development costs was principally attributed to increases in costs related to personnel, bio-studies, materials and supplies.

Operating income
Operating income increased $38.3 million to $76.0 million in 2002 from $37.6 million in 2001. The increase in operating income was the result of increased sales and gross profit, the elimination of deferred stock appreciation rights compensation expense and lower amortization expense for goodwill and other intangibles, offset by increases in other selling, general and administrative and research and development expenses.

Interest income (expense)
Net interest expense decreased $5.9 million to $3.0 million in 2002 from $8.9 million in 2001. The decrease in interest expense was primarily the result of a decrease in outstanding debt during 2002. A portion of the proceeds from the Company's initial public offering was used to repay debt.

Taxes on income
Taxes on income increased $16.8 million to $29.8 million in 2002 from $13.0 million in 2001. The increase was the result of higher pre-tax income during 2002. The effective tax rate decreased to 40.8% from 45.2% due principally to the elimination of non-deductible goodwill amortization in 2002.

Net income
Net income increased $27.5 million to $43.3 million in 2002 from $15.8 million in 2001 for the reasons described above.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net sales
Net sales increased 38.2% to $165.4 million in 2001 from $119.7 million in 2000. The net sales increase was primarily attributable to the full year impact of products introduced in 2000, the launch of new products in 2001 and a net increase in sales of existing products launched before 2000. The full year impact of 2000 product introductions that contributed to the increase include, among others, Cyclosporine, USP (Modified), Fluvoxamine Maleate and Bisoprolol Fumarate. New products launched during 2001 that contributed to the increase in net sales include, among others, Oxaprozin, Flutamide, USP, Lovastatin, USP, and Methimazole, USP. Net sales of existing products launched before 2000 were higher primarily because of increased Phentermine HCl, USP sales. Higher Phentermine HCl, USP sales reflected increased demand, the refilling of distribution channels and improved selling prices resulting from a shortage of the product in the market due to the limited availability of the active pharmaceutical ingredient. Also reflected in net sales in 2001 is royalty income of $2.8 million from an exclusive product distribution and supply agreement.

Gross profit

Gross profit as a percentage of net sales increased to 55.7% in 2001 from 52.7% in 2000. This increase in margin was due to increased sales of Phentermine HCl, USP and Fluvoxamine Maleate which had margins higher than most of our other products. In addition, 2001 sales include $2.8 million of royalty income from an exclusive product distribution and supply agreement which increased gross margin by 0.8%. Gross profit also reflects royalty expense to Hexal AG of $3.9 million and $1.1 million in 2001 and 2000, respectively, in connection with the Company's sale of Cyclosporine, USP (Modified). The Company's gross profit margins are dependent on several factors, including product sales mix, costs, volumes and competitive activity.

Amortization of goodwill and other intangibles

Amortization of goodwill and other intangibles increased $6.5 million to $7.1 million in 2001 from $0.6 million in 2000. The goodwill and other intangibles arose as a result of the acquisition in December 2000 by HPI of the remaining 50% interest in the Company. The year 2001 includes a full year of amortization and 2000 includes one month of amortization.

Deferred stock appreciation rights compensation

Deferred stock appreciation rights compensation increased $3.6 million to $9.8 million in 2001 from $6.2 million in 2000. The increase was due to the increased value of the Company.

Other selling, general and administrative

Other selling, general and administrative expenses increased $4.4 million to $25.3 million in 2001 from $20.9 million in 2000. As a percentage of net sales, other selling, general and administrative expenses decreased 2.1% to 15.3% in 2001 from 17.5% in 2000. The increase in other selling, general and administrative expenses relate primarily to an increase in legal expenses of $1.7 million relating to an increase in patent litigation costs offset by a decrease in phentermine litigation costs, an increase in compensation cost of $1.4 million (which includes amortization of $0.3 million of deferred stock compensation), a $0.4 million increase in distribution costs due to increased sales volume and an increase in other costs of $0.9 million.

Research and development

Research and development expenses decreased $2.7 million to $12.2 million in 2001 from $14.9 million in 2000. In 2000, there was $2.5 million of in-process research and development that was written off as part of the acquisition of EHI, offset by a $0.8 million cancellation payment that was received in connection with the termination of a research and development relationship.

Operating income

Operating income increased $17.2 million to $37.6 million in 2001 from $20.5 million in 2000 primarily because of increased sales and improved gross margins offset by higher expenses for amortization, deferred stock appreciation rights and other selling, general and administrative.

Interest income (expense)

In 2001, net interest expense was $8.9 million compared to $0.6 million in 2000. Interest expense increased $7.4 million primarily as a result of $104.1 million of debt utilized to acquire EHI in December 2000. Interest income in 2001 decreased by $0.8 million as a result of lower average cash investment balances due to the purchase of a new facility at a cost of $25.8 million in December 2000.

Taxes on income

Income tax expense increased $3.7 million to $13.0 million in 2001 from $9.3 million in 2000. The effective tax rate decreased to 45.2% in 2001 from 45.8% in 2000 as 2000 included a non-recurring write-off of $2.5 million of in-process research and development which was not tax-deductible, partially offset by non-deductible amortization in 2001.

Net income

Net income increased $4.8 million to $15.8 million in 2001 from $11.0 million in 2000 primarily for the reasons described above.

Liquidity and Capital Resources

Cash and cash equivalents were $62.3 million at December 31, 2002, as compared to $17.6 million at December 31, 2001. Additionally, the Company had investments in marketable debt securities of $25.0 million at December 31, 2002.

At December 31, 2002, the Company's total debt of $4.5 million was classified as current and is shown under the balance sheet caption "Current portion of note payable." The debt represents the remaining balance on a note issued in connection with the acquisition of EHI. At December 31, 2002, the note had a remaining discounted value of $4.5 million and a face value of $4.8 million. A principal payment of $4.8 million is due on September 30, 2003. The payment is subject to acceleration under the note agreement if certain earnings before interest, taxes, depreciation and amortization ("EBITDA") levels are reached. The Company had EBITDA levels in excess of the acceleration thresholds and paid the balance in March 2003.

On February 8, 2002, the Company secured a three-year $25 million credit facility with a borrowing cost of LIBOR plus 1.5% or the bank's prime rate. The credit facility, which is for working capital purposes, had no outstanding borrowings against it at December 31, 2002.

Stockholders' equity increased to $258.2 million at December 31, 2002 from $47.0 million at December 31, 2001. Stockholders' equity was increased by the net proceeds from the Company's initial public offering of $139.2 million, $25.2 million from the capitalization of Hexal AG debt, $2.3 million (including tax benefits) from the exercise of employee stock options, earnings of $43.3 million for 2002 and $1.2 million for the amortization of deferred compensation costs.

In 2002, the Company generated net cash of $44.7 million. Operations generated $28.5 million of cash, comprised of net earnings of $43.3 million, non-cash items totaling $57.0 million and an increase in working capital of $71.7 million. The increase in working capital resulted primarily from an increase in accounts receivable in 2002 of $65.2 million due to higher sales. Cash was also used to fund increases in inventory, prepaid expenses and other assets totaling $18.0 million. Inventory increased to support higher sales. The increase in prepaid expenses is the result of higher insurance premiums. Increases in accounts payable and accrued liabilities of $11.4 million partially offset the working capital increases.

In 2001, the Company generated net cash of $11.2 million. Operations generated $30.0 million of cash, comprised of net earnings of $15.8 million, non-cash items totaling $11.1 million and a reduction in working capital of $3.2 million. The reduction in working capital resulted primarily from a decrease in accounts receivable in 2001 of $11.8 million due to a higher level of year end sales in 2000 vs. 2001 as a result of new product introductions.

Investing activities consumed $33.3 million of cash in 2002. Approximately $24.9 million was used to purchase short-term investment grade debt instruments with the balance of $8.4 million used for capital expenditures. The capital expenditures included primarily the purchase of equipment to support increased production and building improvements in the Company's Wilson facility. Investing activities in 2001 consumed $4.3 million of cash related to capital expenditures primarily for manufacturing equipment and building modifications in the Company's Wilson facility.

Financing activities provided cash of $49.5 million in 2002 and used $14.5 million of cash in 2001. In 2002, financing activities were impacted primarily by $139.2 million in net proceeds from the Company's initial public offering, $66.9 million in repayments on loans from Hexal AG and $25.2 million used to pay installments on the EHI acquisition note. Additional sources of cash in 2002 included $1.9 million related to an increase in advances from an affiliate, $0.4 million of proceeds from the exercise of stock options and a $0.1 million reduction in restricted cash. In 2001, the Company used $10.0 million to pay an installment on the acquisition note and $7.5 million to repay the working capital loan from Hexal AG outstanding at the end of 2000. The $17.5 million in total debt repayments was partially offset by an increase in advances from an affiliate of $2.2 million and a decrease of $0.8 million in restricted cash.

The Company is involved in various litigation matters in which the potential liabilities and/or related expenses are not covered by insurance. In addition, an adverse outcome in patent litigation with Novartis and Apotex involving cyclosporine capsules could result in the Company being unable to market this product which would materially harm its profits and cash flows and could result in the Company paying damages, costs, expenses, and fees that could have a material adverse impact on its financial performance. In December 2002, the United States District Court for the District of Delaware granted the Company's motion in the Novartis case for summary judgment of non-infringement of the patent. Novartis has appealed the judgment.

The Company does not currently have or anticipate any short-term funding requirements outside of the ordinary course of its business, and the Company does not have or anticipate any liquidity concerns. The Company's principal future cash requirements are associated with increased working capital to support future growth, capital expenditures, legal defense costs and debt service. The Company anticipates that its operating cash flows, with its available borrowings under its credit facility and current cash balances will be sufficient to meet all of its working capital, capital expenditures and debt service requirements for both the short-term and foreseeable future.

Impact of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets, which have finite lives, must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. The Company has completed its impairment assessment and determined that there is no impairment of goodwill or identifiable intangibles upon initial adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The value of the Company's existing products is an intangible asset with a finite life that is being amortized over 10 years. The Company's goodwill and workforce intangibles were amortized over 15 and 5 year lives, respectively, through December 31, 2001. Had this pronouncement been retroactively applied, net income would have increased approximately $3.2 million and $0.3 million in 2001 and 2000, respectively, and diluted earnings per share would have increased $0.10 per share and $0.01 per share, in 2001 and 2000, respectively. In 2002, the Company transferred the net book value of its workforce intangible of $1.1 million to goodwill, resulting in goodwill of $46.9 million. The recorded amount of the existing products intangible of $37.6 million, before accumulated amortization of $7.8 million as of December 31, 2002, will be amortized through 2010 with annual charges of $3.8 million.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the measurement of the Company's long-lived assets.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease-back transactions as well as other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after December 31, 2002. It is not anticipated that the adoption of SFAS No. 145 will have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for fiscal years beginning after December 31, 2002. It is not anticipated that the adoption of SFAS No. 146 will have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" that amends FASB Statement No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends the disclosure requirements of Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" and Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148, except for the disclosure requirements, had no impact on the Company's consolidated financial statements. The additional required disclosure is found in Note 11 in Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

The following discusses the Company's exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. The Company does not believe that its exposure to market risk is material.

As of December 31, 2002, the Company had cash and cash equivalents of $62.3 million. Cash equivalents are interest-bearing investment grade securities, primarily short-term, highly liquid investments with maturities at the date of purchase of less than 90 days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in the market interest rates by 10 percent from the rates in effect on the date of this report would cause the fair value of these short-term investments to decline by an insignificant amount. The Company has the ability to hold these investments until maturity, and therefore it does not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce the Company's interest income.

The Company currently owns $25.0 million in publicly traded debt securities which are subject to market fluctuations.

The Company currently does not have any international operations or any significant liabilities denominated in foreign currencies, and currently does not enter into forward exchange contracts or other financial instruments with respect to foreign currency. Accordingly, the Company currently does not have any significant foreign currency exchange rate risk.

Report of Independent Accountants

To the Board of Directors and Stockholders of Eon Labs, Inc.
(formerly Eon Labs Manufacturing, Inc.):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Eon Labs, Inc. (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.



New York, New York
February 14, 2003

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)	December 31, 2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 62,323	$ 17,624
Investments	24,961	-
Accounts receivable, net	23,822	27,290
Inventories	41,946	31,192
Deferred tax assets	43,648	19,566
Prepaid expenses and other current assets	10,402	5,355
Due from related party	280	200
Total current assets	207,382	101,227
Property, plant and equipment, net	42,788	38,496
Goodwill and other intangible assets, net	76,701	78,805
Other assets	3,000	874
Total assets	$329,871	$219,402
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 10,974	$ 10,430
Accrued liabilities	48,785	37,301
Current portion of note payable	4,530	24,400
Total current liabilities	64,289	72,131
Long-term liabilities		
Long-term portion of note payable	-	2,353
Deferred tax liabilities	6,998	7,153
Deferred revenue	430	660
Loans and advances from Hexal AG	-	90,114
Total liabilities	71,717	172,411
Commitments and contingencies (Notes 10 and 13)		
Stockholders' equity		
Common stock, par value $.01 per share; 70,000,000 shares authorized and 44,077,282 outstanding at December 31, 2002, and no shares authorized or outstanding at December 31, 2001	441	-
Preferred stock, par value $.01 per share; Series A convertible; no shares authorized or outstanding at December 31, 2002, and 35,000,000 shares authorized, 30,000,000 issued and outstanding at December 31, 2001	-	300
Preferred stock, par value $.01 per share; 5,000,000 shares authorized and no shares issued or outstanding at December 31, 2002, and no shares authorized, issued or outstanding at December 31, 2001	-	-
Additional paid-in capital	192,662	26,101
Retained earnings	65,639	22,376
Accumulated other comprehensive income	44	-
	258,786	48,777
Less: Unearned deferred stock-based compensation	(632)	(1,786)
Total stockholders' equity	258,154	46,991
Total liabilities and stockholders' equity	$329,871	$219,402

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

	For the Years Ended December 31,		
(dollars in thousands, except per share amounts)	2002	2001	2000
Net sales	$244,269	$165,443	$119,693
Cost of sales	118,591	73,312	56,559
Gross profit	125,678	92,131	63,134
Operating expenses			
Selling, general and administrative expenses			
Amortization of goodwill and other intangibles	3,760	7,120	639
Deferred stock appreciation rights compensation	-	9,837	6,197
Other selling, general and administrative expenses	32,706	25,322	20,890
Research and development expenses	13,239	12,224	14,936
Total operating expenses	49,705	54,503	42,662
Operating income	75,973	37,628	20,472
Other income and expense			
Interest income	854	462	1,311
Interest expense	(3,857)	(9,318)	(1,892)
Other income, net	113	44	398
Total other expense	(2,890)	(8,812)	(183)
Income before income taxes	73,083	28,816	20,289
Provision for income taxes	29,820	13,025	9,300
Net income	$ 43,263	$ 15,791	$ 10,989
Net income per common share			
Basic	$ 1.62	$ -	$ -
Diluted	$ 1.06	$ .49	$ .36
Weighted average common shares outstanding			
Basic	26,630,789	-	-
Diluted	40,648,533	32,130,729	30,120,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2002, 2001 and 2000

(dollars in thousands)	Number of Shares Series A Convertible Preferred Stock	Series A Convertible Preferred Stock	Number of Shares Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2000	30,000,000	$ 300	-	$ -	$ 33,973	$ 9,069	$ -	$ -	$ 43,342
Reorganization of entities under common control					(33,855)	(13,473)			(47,328)
Issuance of warrants					4,892				4,892
Net income						10,989			10,989
Balance, December 31, 2000	30,000,000	300	-	-	5,010	6,585	-	-	11,895
Conversion from stock appreciation rights plan to stock option plan					21,091		(2,134)		18,957
Amortization of unearned deferred stock-based compensation							348		348
Net income						15,791			15,791
Balance, December 31, 2001	30,000,000	300	-	-	26,101	22,376	(1,786)	-	46,991
Stock conversion	(30,000,000)	(300)	30,000,000	300					
Amortization of unearned deferred stock-based compensation							1,154		1,154
Shares issued under initial public offering			10,200,813	102	139,135				139,237
Conversion of debt to equity			1,678,561	17	25,161				25,178
Warrants exercised			1,680,528	17	(17)				
Shares issued under stock option plan, including tax benefit from exercise of non-qualified options of $1,904			517,380	5	2,282				2,287
Net income						43,263			43,263
Unrealized gains on available-for-sale securities								44	44
Comprehensive income									43,307
Balance, December 31, 2002	-	$ -	44,077,282	$441	$192,662	$65,639	$ (632)	$44	$258,154

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)	2002	2001	2000
	For the Years Ended December 31,		
Cash flows from operating activities			
Net income	$43,263	$15,791	$10,989
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for accounts receivable allowances	68,628	(9,446)	14,476
Depreciation and amortization	7,899	10,495	2,294
Deferred income taxes	(24,064)	(9,140)	(14,384)
Deferred compensation	1,154	10,185	6,197
Amortization of deferred revenue	(230)	(215)	-
Amortization of discount on note payable	1,149	2,646	240
Write-off of purchased research and development	-	-	2,450
Interest paid in-kind	2,463	6,553	1,522
Changes in assets and liabilities			
Accounts receivable	(65,160)	11,773	(32,529)
Inventories	(10,754)	(12,620)	(5,751)
Prepaid expenses and other current assets	(5,116)	(1,963)	112
Other assets	(2,126)	(423)	(316)
Accounts payable	544	3,204	1,631
Accrued liabilities	10,879	2,867	26,396
Deferred revenue	-	325	750
Net cash provided by operating activities	28,529	30,032	14,077
Cash flows from investing activities			
Capital expenditures	(8,431)	(4,275)	(27,704)
Cash payments to acquire EHI	-	-	(60,000)
Purchases of investments	(24,888)	-	-
Net cash used in investing activities	(33,319)	(4,275)	(87,704)
Cash flows from financing activities			
Payments on note	(25,201)	(10,000)	(10,000)
Advances from related parties, net	1,943	2,194	1,743
(Decrease) increase in loans payable to Hexal AG	(66,942)	(7,500)	67,500
Decrease in restricted cash	69	795	-
Payments under capital lease obligation	-	-	(333)
Proceeds from initial public offering of common stock	139,237	-	-
Proceeds from exercises of stock options	383	-	-
Net cash provided by (used in) financing activities	49,489	(14,511)	58,910
Net increase (decrease) in cash and cash equivalents	44,699	11,246	(14,717)
Cash and cash equivalents at beginning of year	17,624	6,378	21,095
Cash and cash equivalents at end of year	$62,323	$17,624	$ 6,378
Supplemental cash flow information			
Cash paid during the year for			
Interest	$11,173	$ 899	$ 39
Income taxes	56,379	23,642	15,458

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share amounts)

1. Nature of Operations

Eon Labs, Inc. (formerly Eon Labs Manufacturing, Inc.) and Subsidiaries (the "Company") is a generic pharmaceutical company engaged in the development, licensing, manufacturing, selling and distribution of a broad range of prescription pharmaceutical products primarily in the United States. The Company's products are sold to drug wholesalers, national drug chains and mail order accounts, as well as large HMOs. The Company operates in one business reporting segment.

2. Basis of Presentation

The consolidated financial statements of the Company include the accounts of Eon Labs, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Change of Company Ownership

Prior to the reorganization described below, Hexal Pharmaceuticals, Inc. ("HPI"), a wholly-owned United States subsidiary of Santo Holding (Deutschland) GmbH ("Santo"), which is under common control with Hexal AG, owned 50% of the outstanding capital stock of the Company. The remaining 50% was owned by Eon Holdings, Inc. ("EHI"), whose principal asset was its 50% ownership of the Company.

On December 5, 2000, HPI acquired all of the outstanding stock of EHI, giving HPI effective ownership of 100% of the Company. Prior to the acquisition, HPI and EHI were unrelated entities. The purchase price HPI paid for EHI was approximately $109 million consisting of $60 million in cash, which was funded through a loan from Hexal AG, $44 million in a non-interest bearing note (net of $6.1 million discount) and warrants with an approximate value of $4.9 million at the time of issuance. The acquisition resulted in a step-up of the assets of the Company. Except for goodwill, the step-up represents 50% of the difference between historical cost and the fair value of the assets. Goodwill represents the excess of the purchase price over the fair value of 50% of the adjusted net assets acquired. The allocation of the purchase price to step-up of assets was as follows:

Inventory	$ 2,365
Property, plant and equipment	2,615
Acquired in-process research and development	2,450
Value of existing products	37,600
Intangibles – workforce	1,450
Goodwill	47,514

The Company expensed the in-process research and development of $2,450 and recorded deferred income taxes of $13,577 for the difference between the financial statement basis and tax basis of certain assets. The Company has recorded an increase in its deferred tax assets of $6 million representing the tax benefit of net operating losses and other temporary differences which are available for use by the Company on a consolidated basis.

Effective May 21, 2002, in conjunction with an initial public offering of the Company's common stock, the Company was combined with HPI and EHI into a single entity through a series of reorganization mergers. EHI was merged with and into HPI and HPI was subsequently merged with and into the Company. This reorganization was accounted for as a merger of entities under common control and the accounts of the companies were combined in a manner similar to a pooling of interests effective January 1, 2000.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Investments

The Company invests in publicly traded debt securities which are categorized as securities available-for-sale and are carried at fair value, with unrealized gains and losses excluded from income and recorded to stockholders' equity. The market value of such securities exceeded book value by $0.07 million at December 31, 2002. Accordingly, recording comprehensive income items (unrealized gains on marketable securities) increases net income by $0.04 million for the year ended December 31, 2002.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment are as follows: building and improvements — 25 years and machinery and equipment — 5 to 7 years. Expenditures for repairs and maintenance are expensed as incurred; expenditures for major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and a gain or loss on disposition is reflected in current operations. Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined using current market prices or anticipated cash flows discounted at a rate commensurate with the risks involved. Management does not believe that there are any impairments in property, plant and equipment at December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the realizability of accounts receivable including contractual allowances, rebates and chargebacks and other estimates for long-lived assets, inventories, returns, Medicaid rebates and deferred tax assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposits and accounts receivable. The Company performs periodic credit evaluations of its customers' financial condition and, generally, requires no collateral. The Company believes it mitigates its risk with respect to accounts receivable by purchasing credit insurance in varying amounts on its larger customers.

For the year ended December 31, 2002, sales to the Company's two customers with more than 10% of the Company's total sales aggregated approximately 47%. For the years ended December 31, 2001 and 2000, sales to the Company's three largest customers, which each represented more than 10% of total sales, were approximately 35% and 53%, respectively. The Company's three largest customers represented approximately 33% of total accounts receivable at December 31, 2002.

Reliance on Suppliers

Some materials used in the Company's manufactured products are currently available only from one or a limited number of suppliers. Even when more than one supplier for a product exists, the Company at times has listed only one supplier in the Company's Abbreviated New Drug Applications ("ANDA") for some products. This includes products that have historically accounted for a significant portion of the Company's sales. In the event an existing supplier named in the Company's ANDA application for a product should lose its regulatory status as an acceptable source, the Company would attempt to locate a qualified alternative; however the Company may be unable to obtain the required components or products on a timely basis or at commercially reasonable prices. Additionally, any change in a supplier not previously approved in the Company's ANDA must then be submitted through a formal approval process with the Food and Drug Administration ("FDA").

Revenue Recognition

Sales are recognized when the products are received by the customer, which represents the point when the risks and rewards of ownership are transferred to the customer. Discounts, rebates and contract pricing adjustments are recorded as a reduction of sales based on agreed upon terms with the Company's customers at the time of sale. The Company calculates a reserve for discounts and rebates based upon actual sales under such arrangements. Reserves for contract pricing adjustments represent the difference between the prices wholesalers are billed by the Company and the prices billed to their customers to whom the Company has given contract prices. In determining a reserve for contract pricing adjustments, the Company takes into account an estimate of the percentage of product sales subject to such pricing adjustments based on historical trends. Historical trends are adjusted for new product introductions and changes in wholesaler or contract prices.

Included in net sales in 2002 and 2001 is royalty income of $3.4 million and $2.8 million, respectively.

Accounts receivable is presented net of allowances for discounts, rebates, contract pricing adjustments and doubtful accounts, which were $75.5 million and $6.9 million at December 31, 2002 and 2001, respectively.

Shelf stock adjustments are provided following a reduction in the prices of any of the Company's products due to the competitive environment. Such adjustments are credited to the Company's customers based on their on-hand inventory quantities. Reserves are generally established when the Company reduces its prices.

Estimates for returns, which are recorded at the time of sale, relate primarily to returns of expiring products. The Company utilizes historical trends to estimate the amount of products to be returned due to product expiration.

Research and Development

Research and development activities are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $0.5 million, $0.4 million and $0.6 million, respectively.

Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Long-Lived Assets

The Company accounts for the carrying values of long-lived assets and certain identifiable intangible assets by evaluating the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Management does not believe there are any impairments in long-lived assets at December 31, 2002.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting required by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to account for stock-based compensation arrangements under APB Opinion No. 25. Compensation cost is measured based on the change in the value of the stock appreciation rights ("SARs") award and is recognized over the service period, which is usually the vesting period. Changes in the amount of the related liability due to fair value changes in the stock price after the service period are compensation cost of the period in which the change occurs.

Net Income Per Common Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of stock options, warrants, and the conversion of preferred stock. Details of the calculations are as follows:

Years Ended December 31,	2002	2001	2000
Net income per share - basic:			
Net income	$43,263	$15,791	$10,989
Weighted average shares outstanding - basic	26,630,789	-	
Net income per share - basic	$ 1.62	$ -	$ -
Net income per share - diluted:			
Net income	$43,263	$15,791	$10,989
Weighted average shares outstanding - basic	26,630,789	-	-
Effect of preferred stock prior to conversion	11,671,233	30,000,000	30,000,000
Effect of warrants prior to conversion	653,794	1,680,528	120,000
Dilutive effect of stock options	1,692,717	450,201	-
Weighted average shares - diluted	40,648,533	32,130,729	30,120,000
Net income per share - diluted	$ 1.06	$ 0.49	$ 0.36

Shipping and Handling Costs

The Company classifies shipping and handling costs as part of selling, general and administrative expenses. Shipping and handling costs were $3.2 million, $1.8 million and $1.3 million in 2002, 2001 and 2000, respectively.

New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

The Company's existing products are intangible assets with finite lives that are being amortized over 10 years. The Company's goodwill and workforce intangibles were amortized through 2001 over 15 and 5 year lives, respectively.

In 2002, the Company ceased amortization of goodwill and its workforce intangibles. Had this pronouncement been retroactively applied, net income would have increased approximately $3.2 million and $0.3 million in 2001 and 2000, respectively, and diluted earnings per share would have increased $0.10 per share and $0.01 per share, in 2001 and 2000, respectively. Additionally, in 2002, the Company transferred the net book value of its workforce intangible of $1,136 to goodwill. The recorded amount of the existing products intangible of $37,600 will be amortized through 2010 with annual charges of $3,760.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 did not have a material impact on the measurement of its long-lived assets.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions as well as other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for fiscal years beginning after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation — Transition and Disclosure" that amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends the disclosure requirements of APB Opinion No. 28, "Interim Financial Reporting" and Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148, except for the disclosure requirements, had no impact on the consolidated financial statements. The additional required disclosure is found in Note 11.

4. Inventories

Inventories consist of the following:

December 31,	2002	2001
Raw material	$19,937	$16,909
Work-in-process	9,655	6,026
Finished goods	12,354	8,257
Total	$41,946	$31,192

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	2002	2001
Land	$ 2,711	$ 2,711
Buildings and improvements	27,812	25,417
Machinery and equipment	29,524	23,633
	60,047	51,761
Less accumulated depreciation	17,259	13,265
Total	$42,788	$38,496

Depreciation expense was $4.1 million, $3.4 million and $1.7 million in 2002, 2001 and 2000, respectively.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following components:

December 31,	2002	2001
Value of existing products	$37,600	$37,600
Less accumulated amortization	(7,833)	(4,073)
Value of existing products, net	29,767	33,527
Goodwill and other intangibles, net	46,934	45,278
Total	$76,701	$78,805

Amortization expense was $3.8 million, $7.1 million and $0.6 million in 2002, 2001 and 2000, respectively.

7. Income Taxes

The provision for income taxes consists of the following:

Years Ended December 31,	2002	2001	2000
Current:			
Federal	$46,224	$19,266	$19,706
State and local	7,660	3,302	3,378
Deferred:			
Federal	(20,614)	(8,146)	(11,789)
State and local	(3,450)	(1,397)	(1,995)
Total	$29,820	$13,025	$ 9,300

Reconciliations between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

Years Ended December 31,	2002	2001	2000
Federal income tax statutory rates	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	5.0%	6.0%	6.0%
In-process research and development expense	-	-	4.8%
Non-deductible goodwill amortization	-	4.2%	-
Other	0.8%	-	-
Total	40.8%	45.2%	45.8%

The components of the net deferred tax assets are as follows:

December 31,	2002	2001
Current deferred tax assets		
Inventory capitalization and provisions	$ 1,363	$ 508
Provision for accounts receivable allowances	40,475	13,190
Start-up costs	606	621
Prepaid insurance	(1,106)	-
Reserve for Medicaid rebates	1,622	820
Other assets	252	205
Other liabilities, not currently deductible	1,042	4,843
	44,254	20,187
Less valuation allowance	(606)	(621)
Deferred tax assets	43,648	19,566
Non-current deferred tax liabilities		
Property, plant and equipment	(639)	(117)
Deferred compensation	5,946	7,915
Step-up of fixed assets	(864)	(975)
Step-up of intangibles	(12,361)	(14,212)
Original issue discount on notes payable	(80)	236
State tax credits	804	-
Other noncurrent assets	196	-
Deferred tax liabilities	(6,998)	(7,153)
Net deferred tax assets	$36,650	$12,413

The Company has not recorded a potential deferred tax asset of $10 million representing the benefit of net operating losses of EHI which may be available for use by the Company on a consolidated basis. This benefit is pending approval by taxing authorities. Upon approval, such amounts will be recorded as a deferred tax asset with an offsetting reduction to goodwill.

8. Notes Payable

In connection with the acquisition of EHI by HPI (see Note 2), the Company recorded a $50 million non-interest bearing note payable issued by HPI to the sellers at its estimated present value of $44 million.

The $50 million note provides for installment payments as follows: $10 million on December 8, 2000, $10 million on December 5, 2001, $10 million on September 30, 2002, $10 million on September 30, 2003, and $10 million on December 31, 2003. A payment of $10 million was made to the sellers pursuant to the terms of the note on December 8, 2000 and December 5, 2001. The Note provides for prepayments to be applied against the last installment or installments in the event the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined, exceed $20 million in calendar years 2002 and 2001. If EBITDA exceeds $20 million in either calendar year then a prepayment is required on the Note equal to 50% of the amount in excess of $20 million for such calendar year. In no event shall the aggregate prepayments required by such calculations exceed $20 million. In March 2002, the Company made a payment of $15.2 million. At December 31, 2002, the remaining balance of $4.8 million, net of $0.3 million of unamortized debt discounts is shown in the balance sheet caption "Current portion of note payable." The Company expects to pay the remaining $4.8 million note balance in March 2003.

In connection with the December 2000 acquisition of EHI, the Company borrowed $60 million from Hexal AG, at a fixed rate of 8.75%. In addition, Hexal AG also provides advances to the Company and has allowed interest to accrue. Further, the Company had outstanding borrowings of $16,874 under a $20 million loan agreement with Hexal AG. Interest on advances is calculated at LIBOR (as defined) plus 1.25%. In May 2002, immediately following the closing of the Company's initial public offering, debt of $25,178 due to Hexal AG was converted into 1,678,561 shares of common stock and debt of $66,942 due to Hexal AG was paid with the proceeds of the offering. The payment and stock conversion totaling $92,120 fully paid the balance due at March 31, 2002 which was comprised of the two notes payable of $60,000 and $16,874, plus an additional intercompany payable of $15,246. At December 31, 2002, the Company had approximately $2.4 million payable to Hexal AG, which is included in accrued liabilities.

In December 2000, Hexal AG, HPI and EHI entered into a loan agreement with several lenders, including Bayerische Hypo-Und Vereinsbank AG as agent for the lenders, under which Hexal AG was permitted to borrow up to an aggregate of $40 million. In connection with that loan agreement, HPI and EHI each entered into a guarantee agreement and a pledge and security agreement pursuant to which each of HPI and EHI, each of which was a wholly-owned subsidiary of Hexal AG at that time, guaranteed payment when due under the loan agreement. Pursuant to the pledge and security agreement entered into by HPI, HPI pledged all of the capital stock of the Company and EHI, owned by it as collateral for such guarantee. Pursuant to the pledge and security agreement entered into by EHI, EHI pledged all of the capital stock of the Comapny owned by it as collateral for such guarantee. In June 2002, all outstanding amounts under the loan agreement were repaid and the loan agreement and the pledge and security agreements were terminated.

Unsecured Loan from Hexal AG

On December 6, 2000, the Company entered into an unsecured loan agreement with Hexal AG that provides loans to the Company up to a maximum amount of $8 million. Either party upon three months notice can terminate the Agreement. Interest on advances is calculated based on the LIBOR rate in effect on December 30 of the preceding year plus 1.75%. On December 8 and December 11, 2000, the Company borrowed $3 million and $4.5 million, respectively, which was paid in 2001. This agreement has been terminated.

9. Accrued Liabilities

Accrued liabilities include the following:

December 31,	2002	2001
Payroll, vacation and related costs	$ 3,065	$ 904
Income taxes payable	375	5,291
Reserve for customer rebates and other allowances	36,960	24,352
Accrued legal costs	1,495	2,110
Other liabilities	6,890	4,644
Total	$48,785	$37,301

10. Commitments and Contingencies

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain machinery, automobiles and office equipment that have terms in excess of one year. Minimum lease payments for years 2003 through 2005 are $34, $17 and $10, respectively. For the years ended December 31, 2002, 2001 and 2000, expense under operating leases was approximately $37, $45 and $30, respectively.

Line of Credit

On February 8, 2002, the Company entered into a three-year $25 million credit agreement, which is collateralized by accounts receivable and inventory. Interest on any borrowing under the line will accrue at the rate of interest equal to either the adjusted LIBOR (as defined) rate plus 1.5%, the prime rate or the fixed rate (as set by the bank). The rate will depend upon the terms of the selected borrowings. The agreement has covenants which require the maintenance of certain financial ratios including leverage, consolidated debt and asset coverage, as defined. At December 31, 2002, there were no outstanding borrowings under the line of credit.

Rebates

The Omnibus Budget Reconciliation Act of 1990, effective January 1, 1991, requires drug companies to enter into a rebate agreement with the Health Care Financing Administration of the Federal government. The rebate agreement states that drug companies must pay rebates to states for drugs (prescription, non-prescription or biological products) sold to Medicaid recipients. At December 31, 2002 and 2001, $4.1 million and $2.0 million, respectively, are included in accrued liabilities as the estimated liability for Medicaid rebates.

State Medicaid Claims

EHI purchased Major Pharmaceuticals, Inc. ("Major"), a distributor of drug products in 1991 and sold Major in 1995. At the time of the sale, EHI established an escrow account to cover any Medicaid drug rebate liabilities incurred by Major prior to the sale.

As of December 31, 2002, the recorded liability for such claims is $944, which management believes is adequate to resolve such matters. The Company has approximately $808 as of December 31, 2002, in an escrow account to resolve such claims.

Food and Drug Administration "FDA" Regulations

In January 2003, the Company received Inspectional Observations — Form FDA 483 (the "FDA 483") at its Laurelton facility following the mislabeling of one lot of product that was distributed. The mislabeled lot was recalled. The Company provided a written response to the FDA 483 discussing the implementation of corrective actions and revisions to procedures that the Company believes addresses the concerns and issues raised by the FDA 483. In February 2003, the FDA issued a Warning Letter and requested that the Company clarify and supplement its responses to the FDA 483. The Company has provided its supplemental responses to the FDA. Based on follow-up discussions with the FDA, the Company has been advised that a Current Good Manufacturing Practices or "GMP" inspection will be conducted by the FDA at the Laurelton facility beginning in April 2003.

11. Employee Benefit Plans

Savings Incentive Plan

The Company has a defined contribution Savings Incentive Plan (the "Savings Plan") which is offered to all eligible employees and is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible for participation at the start of any calendar quarter providing the employee has attained 21 years of age. The Savings Plan provides an employer matching contribution which will begin at the start of the quarter coincident with or next following the one year anniversary of the participant's hire date in an amount as defined in the Savings Plan. The Savings Plan provides for matching contributions equal to 50% of the participant's contribution, to the extent that the participant's contributions do not exceed 6% of their compensation. The cash contributions to the Savings Plan in 2002, 2001 and 2000 were $173, $145 and $154, respectively.

Stock Appreciation Rights Plan

In June 1996, the Board of Directors adopted the Eon Labs, Inc. Stock Appreciation Rights Plan (the "Plan") which provided for the issuance of up to 75,000 stock appreciation rights ("SARs") to employees, directors and consultants who were in a position to materially contribute to the long-term success of the Company. Upon exercise of any SAR, the grantee was entitled to receive an amount equal to the excess of (i) the fair market value ("FMV") of one share of common stock on the last day of the Company's fiscal year immediately prior to such exercise, over (ii) the base value established upon the grant of such SAR.

Fair market value of the common stock on a given date was based, if listed on a national securities exchange or quoted in an interdealer quotation system, the last sales price or, if unavailable, the average of the closing bid and asked prices per share; or, if the common stock was not listed on a national securities exchange or quoted in an interdealer quotation system, the value was determined by the Board in good faith in its sole discretion.

Unless otherwise determined by the Board, the grants vested and became exercisable at the rate of 20% per year subject to the satisfaction of any performance goals with respect to such year provided that the grantee remained an employee, director or consultant through the end of such year. Generally, once vested, SARs remain exercisable until the earlier of the termination of the grantee's employment or the tenth anniversary of the date the SAR is granted. The Company had the right, but not the obligation, to purchase from a grantee any or all shares of common stock acquired by a grantee upon the exercise of SARs at the FMV of such shares. SARs vested at the rate of 20% per year and vesting was not subject to the satisfaction of performance goals.

A summary of the Company's stock appreciation rights is as follows:

	Nine Months Ended September 30, 2001		Year Ended December 31, 2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	66,875	$34.49	73,200	$35.52
Granted	-	-	900	63.00
Exercised	(1,345)	14.58	(1,805)	34.19
Forfeited	(485)	54.85	(5,420)	50.59
Outstanding at end of period	65,045	$34.75	66,875	$34.49
Exercisable at end of period	47,433	$28.06	35,815	$25.04

Stock appreciation rights costs of $9.8 million and $6.2 million were recognized in 2001 and 2000, respectively.

Stock Option Plan

Effective September 30, 2001, the Company converted its SAR plan to a stock option plan pursuant to provisions for such conversion in the SAR plan. In connection with the conversion, each outstanding SAR was converted into an option to purchase one share of common stock at an exercise price equal to the original base value of the SAR at date of grant.

The stock option plan provides for the granting of up to 3,000,000 options to purchase common stock of which 551,500 are available for future grants at December 31, 2002. Stock options granted under the plan are exercisable for up to ten years following the date of grant. Vesting provisions are determined by the Compensation Committee of the Board of Directors on a case-by-case basis. As of the conversion date, the Company has classified deferred compensation of $18,957 as additional paid-in capital. For option awards not fully vested as of September 30, 2001, the remaining unrecorded deferred compensation expense of $2,134 will be recognized over the remaining vesting period. The Company has amortized an additional $1,154 and $348 of deferred compensation into expense for the years ended December 31, 2002 and 2001, respectively.

A summary of the Company's stock options granted is as follows:

Years Ended December 31,	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,951,350	$ 1.16	-	$ -
SARs converted to options on October 1, 2001	-	-	65,045	34.75
Effect of stock split	-	-	1,886,305	1.16
Exercised	(517,380)	.74	-	-
Forfeited or cancelled	(15,000)	18.25	-	-
Granted	512,150	18.78	-	-
Outstanding at end of year	1,931,120	$ 5.81	1,951,350	$ 1.16
Exercisable at end of year	1,200,030	$ 1.16	1,449,390	$ .93

The following table summarizes stock options outstanding and exercisable at December 31, 2002:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.23	304,750	8.75	$ 0.23	304,750	$0.23
$ 1.20	629,250	8.75	$ 1.20	627,150	$1.20
$ 2.10	499,970	8.75	$ 2.10	268,130	$2.10
$18.25	385,150	9.50	$18.25	-	$ -
$20.67	112,000	9.82	$20.67	-	$ -
	1,931,120		$ 5.81	1,200,030	$1.16

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock-based compensation. In addition, the Company provides pro forma disclosure of stock-based compensation, as measured under the fair value requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and determined through the use of the Black-Scholes option pricing model. These pro forma disclosures are provided as required under SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

The fair value of the options was determined using the Black-Scholes option pricing model with the following assumptions:

	2002	2001
Dividend yield	0%	0%
Volatility	45%	0%
Risk-free interest rate	3.0% to 4.0%	2.3% to 3.7%
Expected life	1 to 5 years	1 to 4 years

A reconciliation of the Company's net earnings to pro forma net earnings and the related pro forma earnings per share amounts, for the years ended December 31, 2002 and 2001, is provided below. There were no stock options outstanding in 2000. For purposes of pro forma disclosure, stock-based compensation expense is recognized in accordance with the provisions of SFAS No. 123.

Years Ended December 31,	2002	2001
Net income, as reported	$43,263	$15,791
Adjustment to net income for pro forma stock-based compensation expense, net of related tax effect	(225)	(4)
Pro forma net income	$43,038	$15,787
As reported and pro forma *net earnings per share:* Basic	$ 1.62	$ -
Diluted	$ 1.06	$ 0.49

12. Equity

Stock Splits

In May 2002, the Company effected a 30-for-1 stock split of the Company's preferred stock and the Company's non-voting common stock with no change in par value. Additional paid-in capital, preferred stock, common stock, per share and shares outstanding data in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively restated to reflect this stock split.

Also, in May 2002, the outstanding 30,000,000 preferred shares were converted to common stock. In addition, the Company changed the number of shares of authorized preferred stock to 5,000,000, increased the number of shares of authorized voting common stock to 70,000,000 and converted shares of non-voting common stock to shares of a single class of common stock.

Initial Public Offering and Stockholders' Equity

In June 2002, the Company completed its initial public offering of common stock, which resulted in net proceeds of $139,236 and the issuance of 10,200,813 shares of common stock. Upon the consummation of the Company's initial public offering, all of the previously outstanding shares of the Company's preferred stock were converted into 30,000,000 shares of common stock and warrants were exercised resulting in the issuance of 1,680,528 shares of common stock. Immediately following the closing of the Company's initial public offering, debt of $25,178 due to Hexal AG was converted into 1,678,561 shares of common stock and debt of $66,942 due to Hexal AG was paid from the proceeds of the offering.

13. Litigation

Product Liability Litigation

Fen-phen Litigation

Since May 1997, the Company and certain of its customers have been named as defendants in numerous product liability lawsuits, some of which are class actions, filed in various state and federal courts in connection with its manufacture of phentermine hydrochloride. These lawsuits typically name as a defendant Wyeth (formerly American Home Products Corporation), the manufacturer of two anti-obesity drugs, fenfluramine and dexfenfluramine, and also name manufacturers and distributors of phentermine. Fenfluramine and phentermine were prescribed in combination in an off-label use commonly called "fen-phen," while dexfenfluramine was generally prescribed alone, but occasionally in combination with phentermine. In September 1997, the manufacturer of fenfluramine and dexfenfluramine agreed with the Food and Drug Administration to voluntarily withdraw both products from the market. The FDA has not requested that phentermine be withdrawn from the market.

The plaintiffs in these cases (the "fen-phen cases") typically allege that the short- and long-term use of fenfluramine in combination with phentermine causes, among other things, primary pulmonary hypertension, valvular heart disease and/or neurological dysfunction. Some lawsuits allege emotional distress caused by the purported increased risk of injury in the future. Plaintiffs typically seek relief in the form of monetary damages (including economic losses, medical care and monitoring expenses, loss of earnings and earnings capacity, other compensatory damages and punitive damages), generally in unspecified amounts, on behalf of the individual or the class. Some actions seeking class certification ask for certain types of equitable relief, including, but not limited to, declaratory judgments and the establishment of a research program or medical surveillance fund. Certain companies that distributed or sold the Company's phentermine and are named as defendants in certain of these lawsuits seek a defense and indemnity from the Company.

During 2000, the United States District Court for the Eastern District of Pennsylvania, the federal court before which all federal cases were consolidated for discovery, found that proposed anti-phentermine "causation" testimony by two expert witnesses was not supported by scientific evidence and thus would be barred. These two experts were the only "national" anti-phentermine "causation" experts identified in the consolidated federal litigation, and were to have been "generic" experts in hundreds of cases. The Court's decision to substantially curb their testimony has resulted in many cases being dismissed. To date, there has been no scientific testimony accepted by any court that establishes a connection between the use of phentermine either alone or in combination with fenfluramine and/or dexfenfluramine and the allegations made by plaintiffs in these lawsuits.

In late 1999, Wyeth, the major defendant in the fen-phen litigation and the former manufacturer of both fenfluramine and dexfenfluramine, announced a proposed settlement of all fen-phen claims against it nationwide (excepting only claims for certain serious medical conditions). The United States District Court for the Eastern District of Pennsylvania, which supervises discovery of all federal fen-phen cases in a consolidated multidistrict litigation (the "Fen-Phen MDL"), certified a nationwide settlement class and approved the proposed settlement, which became final in January 2002. This settlement has reduced the number of cases in which the Company and its distributors have been named as defendants.

As of December 31, 2002, the Company had been named and served in approximately 6,400 fen-phen product liability cases. More than 96% of these cases have been dismissed, and fewer than 190 remained open. Since the beginning of the fen-phen litigation, only one case has gone to trial with the Company and its distributors as defendants. In that case, the Company and all the phentermine defendants, including other phentermine manufacturers and distributors, were dismissed on motion before the presentation of any evidence.

While the number of lawsuits being filed has decreased substantially, the Company expects additional, similar lawsuits to be filed. The Company and its outside counsel believe that the Company has substantial defenses to these claims, though the ultimate outcome cannot be determined. As of December 31, 2002, there had been no finding of liability for fen-phen injury against the Company and no payment by the Company to settle any combination-related fen-phen lawsuit.

Phentermine Litigation

The Company has been named as a defendant in several cases in which the plaintiff alleges injury from the use of phentermine alone, and in one instance the Company was named as a third-party defendant in a medical malpractice case in which negligent prescription of phentermine was alleged. A number of these claims have been dismissed in the Company's favor, and as of December 31, 2002 only one such claim remained pending. A second case was served on the Company in February 2003.

One of the remaining cases is currently pending in a consolidated federal fen-phen multidistrict litigation pending in the United States District Court for the Eastern District of Pennsylvania. The second was removed to the United States District Court for the Central District of Florida, and may be transferred to the federal multidistrict litigation.

Additionally, the Company has been named as a defendant in one state court case alleging injury from the use of Company phentermine in combination with phenylpropanolamine ("PPA") made by another company.

Because discovery has not been completed in these pending cases, predicting the ultimate outcome of these actions is not possible, and no provision for any liability has been reflected in the Company's financial statements. The Company believes it has substantial defenses to these claims.

Gross sales of phentermine by the Company for the years 2002, 2001 and 2000 were $32 million, $51 million and $21 million, respectively.

Defense/Indemnity Issues Related to Fen-phen and Phentermine Litigation

In or about April 2000, the Company exhausted its product liability insurance covering all combination-related phentermine lawsuits and any non-combination phentermine lawsuits resulting from claims regarding the ingestion of phentermine prior to June 1998. Since that time, the Company has funded its own defense in the fen-phen, phentermine-only and phentermine-PPA product liability lawsuits. Additionally, the Company has reached agreements under which the Company will fund or partially fund the defense of certain of its distributors, and to indemnify them provided certain conditions are met. Further, the Company has reached favorable defense/ indemnity agreements with several retailers, and is negotiating the resolution of several additional claims with other retailers. Fen-phen and phentermine litigation defense costs, and the costs of related defense agreements, are being expensed as incurred.

Other Product Liability Litigation

The Company has been named as a defendant in several other product liability lawsuits in which plaintiffs allege that Company-manufactured pharmaceuticals containing phenylpropanolamine caused injury. PPA was removed from the market in 2000 at the FDA's request after a study appeared to show a potentially increased risk of hemorrhagic stroke in certain patient cohorts. The Company previously manufactured two low-volume prescription products that contained PPA that were discontinued in 1999 and 2000, respectively.

To date, the Company has been named in five lawsuits alleging injury or wrongful death from the use of Company-manufactured pharmaceuticals containing PPA. As of December 31, 2002, all but one PPA case against the Company had been dismissed or discontinued. In early 2003, the Company was named in another lawsuit alleging injury from PPA. Discovery in these two lawsuits has yet to begin. The first lawsuit, which was served on the Company in December 2002, has been removed to federal court, and has been identified to the federal Joint Panel on Multidistrict Litigation as a potential "tag-along" case for transfer to the consolidated federal phenylpropanolamine multidistrict litigation ("PPA MDL") pending in the United States District Court for the Western District of Washington. Plaintiff has filed a motion seeking remand of this case to state court in New York, which motion is pending. The second lawsuit was filed in the United States District Court for the District of Maryland and served upon the Company in January 2003. It is likely to be transferred to the PPA MDL. Because these two lawsuits were only recently filed, and discovery in them has yet to begin, predicting the ultimate outcome of these actions is not possible, no provision for any liability has been reflected in the Company's financial statements.

Patent Infringement Litigation

On August 30, 2000, Novartis Pharmaceuticals Corporation filed a complaint in the United States District Court for the District of Delaware alleging among other things that the Company's generic cyclosporine product infringes a patent owned by Novartis. An adverse outcome in patent litigation with Novartis involving cyclosporine capsules could result in the Company being unable to market this product which would materially harm its profits and cash flows and could result in the Company paying damages, cost, expenses, and fees that could have a material adverse impact on its financial performance. The potential liability and expenses in this matter are not covered by insurance. In December 2002, the United States District Court for the District of Delaware granted the Company's motion for summary judgment of non-infringement of the patent. Novartis has appealed the judgment. The ultimate outcome of this lawsuit cannot be determined at this time.

In January 2001, Apotex, Inc. filed an action in the United States District Court for the Eastern District of New York alleging that by manufacturing, selling and offering to sell cyclosporine capsules the Company is infringing a patent of which Apotex alleges it is the exclusive licensee. Apotex seeks injunctive relief as well as an unspecified amount of damages and has also asserted a claim that the alleged infringement was willful, that the case is therefore exceptional and that Apotex should therefore be awarded the attorney fees it has incurred in the action. The Company's potential liability and expenses in this matter are not covered by insurance. An adverse outcome in this litigation could result in the Company being unable to market cyclosporine, which could materially harm profits and cash flows, and could result in paying damages, costs, expenses and fees that could have a material impact on the Company's financial performance.

The Company has denied that it has infringed any valid patent claims asserted by Apotex, has alleged affirmatively, among other things, that the patent is invalid and that it is not infringed by the Company's manufacture, sale or offer to sell its cyclosporine capsules.

In addition, the Company has been named in several other patent infringement actions alleging that the Company has infringed patents by filing an application with the FDA for approval to market products before the plaintiffs' patents expire. In general, plaintiffs seek judgments precluding the FDA from approving the Company's application to market the product before their patent expires and have asserted claims that the alleged infringement was willful, that the action is therefore exceptional and that plaintiffs should therefore be awarded the attorney fees they have incurred in the action.

The Company and its outside counsel believe that the Company has substantial defenses and counterclaims to these above patent infringement actions, though the ultimate outcome cannot be determined.

Because predicting the ultimate outcome of these actions is not possible, no provision for any liability has been reflected in the Company's financial statements.

Other Litigation

The Company is in other litigation incidental to its business activities. The ultimate disposition of such lawsuits will not materially affect the Company's financial statements.

14. Transactions Between the Company and Related Parties

The following is a summary of related party transactions with profit/loss implications:

Years Ended December 31,	2002	2001	2000
Net sales to subsidiaries of Hexal AG	$ 113	$ 365	$ 46
Reimbursement of other expenses	-	126	-
Transfers of products and supplies to subsidiaries of Hexal AG	-	15	104
Purchases of products and supplies from subsidiaries of Hexal AG	(849)	(617)	(131)
Cyclosporine agreements with Hexal AG (a)	(4,026)	(3,923)	(1,099)
Reimbursements to Hexal AG for shared bioequivalency studies	-	(140)	(425)
Interest on intercompany loans from Hexal AG	(2,463)	(6,674)	(1,616)
Fees incurred for rights to product development files of Hexal AG	(100)	-	(225)

(a)Under agreements with Hexal AG, the Company pays Hexal AG based on sales of a specific product, which was developed using Hexal AG's patented technology.

In 2002, 2001 and 2000, HPI was a party to certain research and development contracts with third parties for which Hexal AG loaned $0.7 million, $1.6 million, and $1.3 million, respectively, to HPI for the payment of its obligations. During 2002, the research and development contracts which were unrelated to the Company's business were transferred to an entity, unrelated to the Company.

15. Selling, General and Administrative Expenses

Included in selling, general and administrative expenses were legal defense costs for phentermine litigation of approximately $3.4 million, $6.1 million and $8.1 million (net of insurance reimbursement of $3.75 million) for the years 2002, 2001 and 2000, respectively.

Included in selling, general and administrative expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $6.3 million, $4.9 million and $1.8 million, respectively, of legal costs incurred in connection with patent challenges involving drugs manufactured and sold by other companies.

Allowance for doubtful accounts were $1.0 million in each year presented. In 2002 and 2001, the Company neither made any additional provision nor wrote-off any bad debts. The Company's allowance for doubtful accounts was impacted by additional allowances of $80, and write-off of bad debts of $124 in 2000.

16. Other Supplemental Cash Flow Information

Other supplemental cash flow information is as follows:

Year Ended December 31,	2002
Non-cash financing activities	
Unrealized gain on investments	$ 44
Conversion of preferred stock	300
Exercise of warrants	17
Issuance of common stock to repay loans and advances to Hexal AG	25,178

In 2000, HPI acquired EHI and allocated the purchase price as follows:

Purchase price:	
Cash	$ 60,000
Seller note, net of discount	43,687
Warrants	4,892
Total	$108,579

The purchase price was allocated to the assets and liabilities acquired, based on their estimated fair values, as follows:

Inventory	$ 2,365
In-process research and development	2,450
Property, plant and equipment	2,615
Value of existing products	37,600
Intangibles — workforce	1,450
Goodwill	47,514
Deferred income taxes	(13,577)
Book value of acquired equity	28,162
Purchase price	$108,579

17. Unaudited Quarterly Financial Data

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$48,198	$52,000	$75,351	$68,720
Gross profit	$23,213	$28,303	$40,270	$33,892
Net income	$ 6,346	$ 9,504	$14,183	$13,230
Earnings per share (1)				
Basic	$ -	$ 0.51	$ 0.33	$ 0.30
Diluted	$ 0.19	$ 0.25	$ 0.31	$ 0.29

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$39,096	$42,586	$42,545	$41,216
Gross profit	$20,708	$26,207	$23,655	$21,561
Net income	$ 2,680	$ 5,368	$ 3,643	$ 4,100
Earnings per share (1)				
Basic	$ -	$ -	$ -	$ -
Diluted	$ 0.08	$ 0.17	$ 0.11	$ 0.12

(1)The sum of earnings per share for the four quarters may not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

Market Data

The Company's common stock is listed on The NASDAQ National Market and began trading under the symbol ELAB on May 23, 2002. The following table sets forth for the fiscal periods indicated the high and low sales prices of the Company's common stock, as reported by The NASDAQ National Market:

2002	High	Low
First Quarter	N/A	N/A
Second Quarter (1)	$18.00	$14.50
Third Quarter	$23.29	$12.70
Fourth Quarter	$25.38	$17.56

(1)Beginning May 23, 2002

The Company did not pay cash dividends on its common stock during 2002 or 2001 and does not intend to pay any cash dividends in the foreseeable future.

Corporate Information

Directors

Frank F. Beelitz (1)
General Partner,
Beelitz & Cie

Bernhard Hampl, Ph.D. (2)
President and
Chief Executive Officer,
Eon Labs, Inc.

Douglas M. Karp (1,2)
Managing Partner,
Pacific Partners, LLC

Mark R. Patterson (1,2)
Chairman,
MatlinPatterson Asset
Management, LLC

Thomas Strüngmann, Ph.D. (2)
Chairman of the Board of Directors
Co-Chief Executive Officer
and Co-President,
Hexal AG

(1) Audit Committee Member
(2) Compensation Committee Member

Corporate Officers

Bernhard Hampl, Ph.D.
President and
Chief Executive Officer

Jeffrey S. Bauer, Ph.D.
Vice President,
Business Development

Pranab K. Bhattacharyya, Ph.D.
Vice President,
Quality Management
and Analytical Services

Sadie M. Ciganek
Vice President,
Regulatory Affairs

Frank J. Della Fera, R.Ph.
Vice President,
Sales and Marketing

William B. Eversgerd
Vice President,
Plant Facilities

David H. Gransee
Controller and Assistant Secretary

William F. Holt
Vice President, Finance,
Secretary, Treasurer and
Chief Financial Officer

Rathnam Kumar
Vice President,
Manufacturing

Leon Shargel, Ph.D., R.Ph.
Vice President,
Biopharmaceutics

Nitin V. Sheth, Ph.D.
Vice President,
Research and Development

Corporate Address
Eon Labs, Inc.
227-15 North Conduit Avenue
Laurelton, N.Y. 11413
Tel.: 718-276-8600
Fax: 718-276-1735
www.eonlabs.com

Common Stock
Stock Symbol: ELAB
Exchange: NASDAQ

Stock Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, N.Y. 10038

Annual Meeting of Stockholders
May 15, 2003 at 2:00p.m.
Sheraton New York Hotel & Towers
811 Seventh Avenue
New York, N.Y. 10019

Independent Accountants
PricewaterhouseCoopers, LLP
New York, New York

10-K Report
Eon Labs' Form 10-K is available at no cost, on the Company's website at www.eonlabs.com, or by writing to the Investor Relations Department at the Laurelton, New York address.


Eon Labs
The Pharmacy Drug Company

Eon Labs, Inc.
227-15 North Conduit Avenue
Laurelton, N.Y. 11413
718-276-8600
www.eonlabs.com